Innocap, Inc.

B. Alva Schoomer, President

3113 Madison Drive, Atlanta, GA 30346

January 14, 2009

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Innocap, Inc.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

File No.: 333-153035

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to January 16, 2009at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve INNOCAP, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

INNOCCAP, INC. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INNOCAP, INC.

/s/ B. ALVA SCHOOMER

B. ALVA SCHOOMER, President